SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February 2018

Commission File Number 0-28800

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DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of February 2018, incorporated by reference herein:

Exhibit

99.1   Release dated February 26, 2018, "POSTING OF CIRCULAR, NOTICE OF GENERAL MEETING, SALIENT DATES AND TIMES, UPDATED PRO FORMA FINANCIAL INFORMATION, INDEPENDENT EXPERT OPINION AND BOARD RECOMMENDATION".

99.2   Release dated February 27, 2018, "DEALING IN SECURITIES BY A DIRECTOR."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 27, 2018

By: <u>/s/ Riaan Davel</u>
     Name: Riaan Davel
     Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
("**DRDGOLD**" or the "**Company**")

POSTING OF CIRCULAR, NOTICE OF GENERAL MEETING, SALIENT DATES AND TIMES, UPDATED PRO FORMA FINANCIAL INFORMATION, INDEPENDENT EXPERT OPINION AND BOARD RECOMMENDATION

Unless otherwise indicated, capitalised words and terms contained in this announcement shall bear the same meanings ascribed thereto in the announcement published by DRDGOLD on SENS on Wednesday, 22 November 2017 ("**Transaction Announcement**").

INTRODUCTION

In terms of the Transaction Announcement, Shareholders were advised of, *inter alia*:

- the proposed acquisition by DRDGOLD of the WRTRP Assets, by way of the acquisition of a 100% shareholding in WRTRP, from Sibanye-Stillwater in exchange for the allotment and issue by DRDGOLD of the Consideration Shares to Sibanye-Stillwater, such that Sibanye-Stillwater will hold approximately 38% of all DRDGOLD Shares in issue (including Treasury Shares) following the issue of the Consideration Shares ("**Proposed Acquisition**");

- the granting of the Option to Sibanye-Stillwater to subscribe for so many new DRDGOLD Shares ("**Issue Shares**") as will result in Sibanye-Stillwater holding 50.1% of all DRDGOLD Shares in issue (including Treasury Shares) following the issue of the Consideration Shares and the Issue Shares ("**Specific Issue**"); and

- the proposed waiver of the requirement for Sibanye-Stillwater to extend a mandatory offer to the remaining Shareholders to acquire any DRDGOLD Shares held by such persons, which results from Sibanye-Stillwater holding in excess of 35% of the voting securities of the Company, following the implementation of the Proposed Acquisition ("**Proposed Waiver**").

Furthermore, in order to, *inter alia*, give effect to the Proposed Acquisition and the Specific Issue, DRDGOLD is required to increase the authorised ordinary share capital of the Company, by way of an amendment to the DRDGOLD memorandum of incorporation ("**DRDGOLD MOI**"). DRDGOLD will also propose additional amendments to the DRDGOLD MOI, which include the alignment of the DRDGOLD MOI with the latest regulations.

POSTING OF THE CIRCULAR

Shareholders are advised that the circular, including revised listing particulars and the notice convening the General Meeting ("**Circular**") has been posted to Shareholders today, 26 February 2018. The Circular is also available on DRDGOLD's website: www.drdgold.com.

To obtain a thorough understanding of the Proposed Acquisition, the Specific Issue, the Proposed Waiver and the proposed amendments to the DRDGOLD MOI, Shareholders are advised to refer to the full terms and conditions and / or details pertaining thereto, as set out in the Circular.

GENERAL MEETING

The General Meeting of Shareholders will be held at the Company's boardroom, 1 Sixty Jan Smuts Building, 2nd Floor - North Tower, 160 Jan Smuts Avenue, Rosebank, Johannesburg, South Africa at **12:00 (South African time) on Wednesday, 28 March 2018** (or any postponement or adjournment thereof) ("**General Meeting**") to consider and, if deemed fit, pass the resolutions set out in the notice of general meeting attached to the Circular("**Notice**"), with or without modification.

SALIENT DATES AND TIMES

	2018
Record date to determine which Shareholders are entitled to receive the Circular, on	Friday, 16 February
Posting of the Circular to Shareholders, on	Monday, 26 February
Notice of posting of the Circular published on SENS, on	Monday, 26 February
Last day to trade in DRDGOLD Shares in order to be recorded in the register and thereby be eligible to attend, speak and vote at the General Meeting ("**General Meeting LDT**"), on	Tuesday, 13 March
Date on which a Shareholder must be recorded in the register to be eligible to attend, speak and vote at the General Meeting ("**General Meeting Record Date**"), on	Friday, 16 March
Forms of proxy for Shareholders holding DRDGOLD Shares in the form of American Depositary Receipts to be lodged by 02:00 (Eastern Standard Time), on	Monday, 26 March
Forms of proxy for Shareholders registered on the United Kingdom register to be lodged by 11:00 (Greenwich Mean Time), on	Monday, 26 March
Forms of proxy for Shareholders registered on the South African register to be lodged by 12:00 (South African Time), on	Tuesday, 27 March
General Meeting to be held at 12:00 (South African Time), on	Wednesday, 28 March
Results of the General Meeting published on SENS, on or about	Wednesday, 28 March

Notes:

1. The above-mentioned dates and times are subject to change. Any change in the dates and times will be published on SENS as well as in the press.
2. Shareholders should note that as trades in DRDGOLD Shares are settled in the electronic settlement system used by Strate Proprietary Limited, settlement of trades will take place 3 business days after such trade, therefore, persons who acquire DRDGOLD Shares after the General Meeting LDT, namely, Tuesday, 13 March 2018, will **not** be entitled to attend, speak and vote at the General Meeting.
3. No dematerialisation or rematerialisation of DRDGOLD Shares may take place between the date after the General Meeting LDT and the General Meeting Record Date.
4. Dematerialised Shareholders, other than those with "*own name*" registration, must provide their Broker or Central Securities Depositary Participant ("**CSDP**") with their instructions for voting at the General Meeting by the cut-off date and time stipulated by their Broker or CSDP in terms of their respective custody agreements.
5. Any form of proxy not lodged by the recommended date and time may be handed to the chairman of the General Meeting (or any adjournment or postponement thereof) before such Shareholder's rights are exercised at the General Meeting (or any adjournment or postponement thereof).
6. If the General Meeting is adjourned or postponed, the forms of proxy submitted for the initial General Meeting will remain valid in respect of any adjournment or postponement of the General Meeting.

UPDATED *PRO FORMA* FINANCIAL INFORMATION

On Tuesday, 6 February 2018, DRDGOLD published *pro forma* financial information of DRDGOLD which illustrated the effect of the Proposed Acquisition and the Specific Issue on the published, audited consolidated statement of financial position of DRDGOLD as at 30 June 2017 ("***Pro Forma* Financial Information**"). Subsequently, on Thursday, 15 February 2018, DRDGOLD published its unaudited operating and financial results for the six months ended 31 December 2017 ("**Interim Results**").

Accordingly, in terms of paragraphs 8.25(c) and 8.28(a) of the Listings Requirements, the *Pro forma* Financial Information has been updated to illustrate the effect of the Proposed Acquisition and the Specific Issue on the Interim Results.

The table below sets out the *pro forma* statement of financial position of DRDGOLD which has been prepared to illustrate the effect of the Proposed Acquisition and the Specific Issue on the published, unaudited consolidated statement of financial position of DRDGOLD as at 31 December 2017, had the Proposed Acquisition and the Specific Issue been implemented on 31 December 2017 ("**Revised *Pro Forma* Financial Information**").

The Revised *Pro Forma* Financial Information has been compiled using the accounting policies that comply with International Financial Reporting Standards and that is consistent with those applied in the published, audited consolidated annual financial statements of DRDGOLD for the year ended 30 June 2017.

The Revised *Pro Forma* Financial Information is the responsibility of the Board and is provided for illustrative purposes only and because of its nature, may not fairly present the financial position of DRDGOLD after the implementation of the Proposed Acquisition and the Specific Issue.

The Revised *Pro Forma* Financial Information has been extracted from the Circular and should be read alongside the independent reporting accountants' report thereon as contained in the Circular.

R million	Before Actual	Proposed Acquisition Adjustment *Pro forma*	After the Proposed Acquisition *Pro forma*	Specific issue Adjustment *Pro forma*	After the Proposed Acquisition and the Specific Issue *Pro forma*
ASSETS					
Non-current assets	**1 753.9**	**2 474.7**	**4 228.6**	**-**	**4 228.6**
Property, plant and equipment	1 502.0	2 121.0	3 623.0	-	3 623.0
Investments in rehabilitation obligation funds	235.6	353.7	589.3	-	589.3
Investment in other entities	11.3	-	11.3	-	11.3
Deferred tax asset	5.0	-	5.0	-	5.0
Current assets	**625.7**	**(7.4)**	**618.3**	**578.0**	**1 196.3**
Inventories	242.7	-	242.7	-	242.7
Trade and other receivables	88.4	-	88.4	-	88.4

R million	Before Actual	Proposed Acquisition Adjustment Pro forma	After the Proposed Acquisition Pro forma	Specific issue Adjustment Pro forma	After the Proposed Acquisition and the Specific Issue Pro forma
Cash and cash equivalents	294.6	(7.4)	287.2	578.0	865.2
TOTAL ASSETS	**2 379.6**	**2 467.3**	**4 846.9**	**578.0**	**5 424.9**
EQUITY AND LIABILITIES					
Equity					
Equity	1 344.4	2 241.6	3 586.0	578.0	4 164.0
Non-current liabilities	**742.6**	**222.5**	**965.1**	**-**	**965.1**
Provision for environmental rehabilitation	546.5	222.5	769.0	-	769.0
Deferred tax liability	154.2	-	154.2	-	154.2
Employee benefits	26.4	-	26.4	-	26.4
Finance lease obligation	15.5	-	15.5	-	15.5
Current liabilities	**292.6**	**3.2**	**295.8**	**-**	**295.8**
Trade and other payables	275.8	3.2	279.0	-	279.0
Current tax liability	6.6	-	6.6	-	6.6
Employee benefits	10.2	-	10.2	-	10.2
TOTAL LIABILITIES	**1 035.2**	**225.7**	**1 260.9**	**-**	**1 260.9**
TOTAL EQUITY AND LIABILITIES	**2 379.6**	**2 467.3**	**4 846.9**	**578.0**	**5 424.9**
Net asset value per share (SA cents per share)	318.5	845.9	521.9		487.1
Tangible net asset value per share (SA cents per share)	318.5	845.9	521.9		487.1
Number of shares in issue	431 429 767	265 000 000	696 429 767	167 733 616	864 163 383
Treasury shares held by Ergo Mining Operations	9 361 071	-	9 361 071	-	9 361 071
Number of Shares in issue less treasury shares	**422 068 696**	**265 000 000**	**687 068 696**	**167 733 616**	**854 802 312**

Notes:

1. The "*Before*" financial information has been extracted without adjustment and / or derived from the published, unaudited interim financial statements of DRDGOLD as at 31 December 2017.
2. The "*After the Proposed Acquisition*" column has been derived from the published, unaudited interim financial statements of DRDGOLD as at 31 December 2017 and adjusted for:
   a. The reviewed historical financial information of WRTRP as at and for the six months ended 30 June 2017.
   b. Property, plant and equipment has been adjusted to take into account the fair value of the WRTRP Assets as contained in the Competent Persons Report, a summary of which is contained in the Circular. The fair value of the WRTRP Assets is based on management's strategic intent of developing the long term project over a 20 year life-of-mine and was based on a forecast gold price of R564 245 per kilogram and a real discount rate of 6%.
   c. The payment of transaction costs directly attributable to the Proposed Acquisition amounting to R7.4 million, of which R0.4 million is capitalised to share capital and R7.0 million is recognised as an expense.
   d. The provision for the environmental rehabilitation was adjusted to allow for a market participant's views in settling the liability. The *pro forma* includes adjustments to the estimated timing and manner of settling the expected environmental liability relating to the WRTRP Assets. The provision for environmental rehabilitation excludes the Excluded Dumps that will only be transferred after being decommissioned by Sibanye-Stillwater.
   e. The deferred tax liability for the asset acquisition of the WRTRP Assets has been adjusted to Rnil in line with IAS 12 *Income Tax* initial recognition exemption.
   f. The issue of 265 million Consideration Shares to Sibanye-Stillwater as consideration for the Proposed Acquisition.
3. The "*After the Proposed Acquisition and the Specific Issue*" column has been derived from the published, unaudited interim financial statements of DRDGOLD as at 31 December 2017 and adjusted for the adjustments included in note 2 above and for:
   a. The issue of approximately 168 million Issue Shares for cash to Sibanye-Stillwater, following the exercise of the Option, based on 30 day **VWAP** of 383.20 cents less a 10% discount as at 9 February 2018 Sibanye-Stillwater shall be entitled, subject to Sibanye-Stillwater not having disposed of all or any of the Consideration Shares, to exercise the Option any time during the period commencing on the date of implementation of the Proposed Acquisition and expiring 24 months thereafter ("**Option Period**"). The Option must be exercised in whole anytime within the Option Period. The price per Issue Share shall be the 30 day VWAP at the time of the exercise of the Option, less 10%.
   b. The payment of transaction costs directly attributable to the Specific Issue amounting to R0.4 million, of which R0.2 million is capitalised to share capital and R0.2 million is recognised as an expense.
4. Subsequent events:
   a. On 31 January 2018, the Constitutional Court dismissed ("**CC Order**") Ergo Mining Proprietary Limited's ("**ERGO**") application for leave to appeal against the judgment of August 2017 of the Full Bench of the South Gauteng High Court ("**Full Bench Order**"). The Full Bench Order overturned the Ekurhuleni Metropolitan Council's ("**Municipality**") appeal against the order of the South Gauteng High Court of May 2016 ("**Interim Order**") in terms of which ERGO was successful in seeking to have the Municipality restrained from exercising self-help and its alleged credit control and debt collection measures by threatening to terminate the electricity supply at the ERGO Central Substation ("**Substation**"). As a consequence of the CC Order, the interdict restraining the Municipality has been set aside and ERGO may now have to pay the Municipality the surcharges levied by the Municipality plus interest thereon which were paid under protest into the trust account of ERGO's attorneys in order to prevent the possible discontinuation of power supply to the Ergo Plant (R111.1 million at 31 December 2017). Full details are set out in the Circular.
   b. On 9 February 2018, a dividend of 5 cents per qualifying share (R21.1 million) was approved by the Board as an interim dividend for 2018. The dividend was not adjusted for in the Revised *Pro Forma* Financial Information and does not have any tax impact on the Company.

5. Other than disclosed in note 4, there are no subsequent events that require adjustment to the Revised *Pro Forma* Financial Information.

INDEPENDENT EXPERT OPINION AND BOARD RECOMMENDATION

The Board appointed Imara Corporate Finance Proprietary Limited ("**Imara**") as the independent expert for purposes of preparing an opinion in respect of the Proposed Waiver in accordance with Regulation 86(7) ("**Independent Expert Report**"). Imara has considered the proposed terms and conditions of the Proposed Acquisition and is of the opinion that it is fair and reasonable for Shareholders to approve the Proposed Waiver.

A copy of the Independent Expert Report is included in the Circular.

Having regard to the terms and conditions of the Proposed Acquisition and the Specific Issue, the details pertaining to the Proposed Waiver and proposed amendments to the DRDGOLD MOI and the Independent Expert Report, the Board unanimously recommends that Shareholders vote in favour of the resolutions set out in the Notice. Each of the Directors who hold DRDGOLD Shares intend to vote his or her DRDGOLD Shares in favour of resolutions set out in the Notice.

Johannesburg

26 February 2018

Sponsor

One Capital

Auditors and reporting accountants

KPMG Incorporated

Independent Expert

Imara Corporate Finance Proprietary Limited

Forward Looking Statements

This announcement contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to the Proposed Transaction, *pro forma* financial information, average gold price and the other assumptions upon which the *pro forma* financial information was prepared. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, the Proposed Transaction not being implemented, failing to receive expected benefits from the Proposed Transaction, incorrect assumptions, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a sustained strengthening of the rand against the dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and other risks indicated in the risk factors included in DRDGOLD's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this announcement. DRDGOLD does not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Exhibit 99.2

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
("**DRDGOLD**")

DEALING IN SECURITIES BY A DIRECTOR

In compliance with paragraph 3.63 of the JSE Limited Listings Requirements ("**Listings Requirements**"), the following information regarding transaction by a director of DRDGOLD is disclosed:

Name of director:	Mr Niël Pretorius
Name of company of which he is a director:	DRDGOLD
Date on which the transactions were effected:	26 February 2018
Nature of transaction:	Purchase
Class of security:	Ordinary shares
Number of ordinary shares:	681
Price per ordinary share:	3.45
Total value of transaction:	R2 349.45
Nature of director's interest:	Direct beneficial
Confirmation of on-market or off-market:	On-market

In compliance with paragraph 3.66 of the Listings Requirements, prior clearance to deal in the above securities was obtained from the chairman of the board of directors of DRDGOLD. The above trade was completed outside of a closed period.

Johannesburg
27 February 2018

Sponsor
One Capital